May 29, 2025

Daniel Jackson
Executive Vice President and Chief Financial Officer
Strategic Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

       Re: Strategic Education, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 000-21039
Dear Daniel Jackson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services